Exhibit 99.1

Gerdau Ameristeel Announces New COO

New COO assumes key leadership position with North America based steel company

TAMPA, FL - June 6, 2007 - Gerdau Ameristeel Corporation (NYSE: GNA; TSX: GNA.TO) announced today the appointment of Terry Sutter as Vice President, Chief Operating Officer, effective Monday, June 11, 2007, reporting to the President and CEO, Mario Longhi.  In assuming the COO executive position, Sutter will be responsible for all the company’s steel manufacturing and commercial operations, as well as procurement and logistics.

Sutter joins Gerdau Ameristeel with more than 20 years of experience in international and North American manufacturing operations with such companies as Honeywell/Allied Signal, Inc., Cytec Industries, and Tyco International. Prior to joining Gerdau Ameristeel, Sutter was President of Plastics and Adhesives for Tyco International and was subsequently named President and CEO of Covalence Specialty Materials Corp., a successor company of Tyco Plastics and Adhesives, after its divestiture to Apollo Management, a private equity firm.

“Terry’s exceptional operational experience will enhance Gerdau Ameristeel’s operations and will help the company drive productivity growth, said Mario Longhi, President and CEO of Gerdau Ameristeel.

Sutter has an M.B.A. degree from the University of Chicago’s Graduate School of Business, an M.S. degree in Chemical Engineering from Texas A&M University, and a B.S. degree in chemical Engineering from the University of Missouri.

About Gerdau Ameristeel:
Gerdau Ameristeel is the second largest mini-mill steel producers in North America with annual manufacturing capacity of more than 9 million tons of mill finished steel products. Through its vertically integrated network of 17 mini-mills, 17 scrap recycling facilities and 51 downstream operations, Gerdau Ameristeel serves customers throughout the United States and Canada. The company's products are generally sold to steel service centers, steel fabricators, or directly to original equipment manufacturers for use in a variety of industries, including construction, automotive, mining and cellular and electrical transmission. It is found in bridges, highways, stadiums, and commercial and apartment buildings. The common shares of Gerdau Ameristeel are traded on the New York Exchange under the symbol GNA and on the Toronto Stock Exchange under the symbol GNA.TO. For additional company information and investor information, visit http://www.gerdauameristeel.com.

Media Contact:
Steven Hendricks
Corporate Communications
813 286 8383

Executive Offices
4221 W. Boy Scout Boulevard, Suite 600 – Tampa, Florida 33607 – P.O. Box 31328 – Tampa, Florida 33631-3328 – (813) 286-8383 – (800) 637-8144